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Apple Valley Farm

Agriculture

132 Apple Valley Dr.
Mendenhall, MS 39114
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THE PITCH

Apple Valley Farm is seeking investment to construct farm store, purchase new equipment, signage, and marketing.
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THE TEAM

Jamie Edwards
Owner/Farmer

My family grew produce when I was a little girl and when I became an adult and had my own land I grew my own produce. I have been growing commercially since 2016, supplying both the general public as well as local produce stands. I have obtained a USDA certification for Apple Valley to be a certified produce stand. I also have 14 years of retail management experience that gave me the ability to successfully open and operate my business as not only a grower, but as customer service, accounting, understanding profit and loss and other business reports, marketing and merchandising, understanding customer shopping habits, and all other aspects of running a business. I am a sole proprietor and do 100% of all the work at Apple Valley Farm and have not had a single year in the red or any YOY declines. I strive for excellence, see growth every year, and plants make my business a household name brand in the agricultural world.

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INTENDED USE OF FUNDS

I plan to utilize the funds raised through Mainvest to construct a produce stand on my farm, purchase new farm equipment, custom road signage, and for marketing.

Will have a physical store for customers to purchase from
Expanding the amount of land I can farm gives me a lot more product to sell each season
Having directional signage on main roads will direct New customers to my rural location
Will be able to advertise grand opening in local papers and online to have greater visibility to a larger area
Will be able to serve more customers without selling out of product before the end of season due to the limited space I can farm without large equipment
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

BUSINESS MODEL

We sell fresh produce to local consumers, both on-farm and by delivery service.

I grow a wide variety of organic produce to appeal to several different types of customers

I have a pecan orchard that produces great income biannually

We provide free delivery service within our county and to the elderly and disabled

I always add in extra product to my customers' orders, just to thank them for their business

I am one of the only produce farms in our area, and the other stands purchase my product at wholesale to resell to the public

I grow a cut flower garden and sell bouquets as a value added product

Sugarcane is one of the crops i grow and I give each child that comes to the farm a free stalk since many kids have never had fresh cane

I am USDA certified to accept EBT cards, which appeals to my area since it is statistically poverty stricken

I have a contract with a major heirloom seed company to grow their seed stock beginning 2021 season

The same company that I am growing seed for is also purchasing 100lbs of my heirloom garlic in 2021 and each year afterwards with the amount being greater each year depending on sales

I only sell the very best quality products that I grow, I never sell cull products to customers

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Q&A

What are the main challenges for this businesses?

The main challenge for my business is not having a produce stand on my farm to sell my products from. Customers can call in their orders and have them ready when they arrive at my farm, but this does not allow the opportunity for impulse shopping or browsing my entire line of offerings.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting thing I have learned about agriculture since I have been in business is that everybody still wants fresh produce to eat and enjoys buying straight from the farm it is grown on. However, fewer and fewer individuals are farming land and allowing the tradition to die, which leaves customers no choice but to shop from supermarkets.

Why are you raising capital and why is now a good time?

I am raising capital to construct a produce stand on my farm, a parking lot, purchase a tractor with row cropping implements that will be large enough to farm up to 40 acres, and to have directional signage made along with purchasing the required permits to have such signage on the highway. I believe now is a good time for these steps to be taken because I have had a large increase in new customers consistently over the past 3 years. People have decided to eat healthier foods and wanting to know exactly where their food comes from. I have also been offered a business opportunity from a major heirloom seed company to grow seed stock for them on my farm. This will require several acres in addition to what I farm now due to cross-pollination prevention. This seed-growing contract pays very well and it gives me the financial gain that I need to expand, but without heavier machinery, I will not be able to do the job. The same seed company is selling my family heirloom garlic starting 2021 growing season as well, so I have the resources in place to make money. I just need capital funds now to be prepared for next growing season. 2021 can easily triple the profit dollars I had in this 2020 season if I can get started for it.

Who is your biggest inspiration?

My biggest inspiration is tradition and being able to pass down farming skills to my children in hopes they will want to take over when I retire. Traditions are very important to me and so many have been lost due to younger generations not having any interest in learning the skills that were at one time necessary to live. My children know how to bust firewood, grow produce, cut flowers, how to grow & harvest sugar cane, make syrup, raise cattle, hogs, poultry, and ultimately, how to treat people with respect and show thanks. Farming is the heart of all these things, and a tradition I have made a business out of that will one day bring Apple Valley into being a household name nationwide.

What are the main challenges for this businesses?

The main challenge for my business is not having a produce stand on my farm to sell my products from. Customers can call in their orders and have them ready when they arrive at my farm, but this does not allow the opportunity for impulse shopping or browsing my entire line of offerings.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting thing I have learned about agriculture since I have been in business is that everybody still wants fresh produce to eat and enjoys buying straight from the farm it is grown on. However, fewer and fewer individuals are farming land and allowing the tradition to die, which leaves customers no choice but to shop from supermarkets.

Why are you raising capital and why is now a good time?

I am raising capital to construct a produce stand on my farm, a parking lot, purchase a tractor with row cropping implements that will be large enough to farm up to 40 acres, and to have directional signage made along with purchasing the required permits to have such signage on the highway. I believe now is a good time for these steps to be taken because I have had a large increase in new customers consistently over the past 3 years. People have decided to eat healthier foods and wanting to know exactly where their food comes from. I have also been offered a business opportunity from a major heirloom seed company to grow seed stock for them on my farm. This will require several acres in addition to what I farm now due to cross-pollination prevention. This seed-growing contract pays very well and it gives me the financial gain that I need to expand, but without heavier machinery, I will not be able to do the job. The same seed company is selling my family heirloom garlic starting 2021 growing season as well, so I have the resources in place to make money. I just need capital funds now to be prepared for next growing season. 2021 can easily triple the profit dollars I had in this 2020 season if I can get started for it.

Who is your biggest inspiration?

My biggest inspiration is tradition and being able to pass down farming skills to my children in hopes they will want to take over when I retire. Traditions are very important to me and so many have been lost due to younger generations not having any interest in learning the skills that were at one time necessary to live. My children know how to bust firewood, grow produce, cut flowers, how to grow & harvest sugar cane, make syrup, raise cattle, hogs, poultry, and ultimately, how to treat people with respect and show thanks. Farming is the heart of all these things, and a tradition I have made a business out of that will one day bring Apple Valley into being a household name nationwide.

What are the main challenges for this businesses?

The main challenge for my business is not having a produce stand on my farm to sell my products from. Customers can call in their orders and have them ready when they arrive at my farm, but this does not allow the opportunity for impulse shopping or browsing my entire line of offerings.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting thing I have learned about agriculture since I have been in business is that everybody still wants fresh produce to eat and enjoys buying straight from the farm it is grown on. However, fewer and fewer individuals are farming land and allowing the tradition to die, which leaves customers no choice but to shop from supermarkets.

Why are you raising capital and why is now a good time?

I am raising capital to construct a produce stand on my farm, a parking lot, purchase a tractor with row cropping implements that will be large enough to farm up to 40 acres, and to have directional signage made along with purchasing the required permits to have such signage on the highway. I believe now is a good time for these steps to be taken because I have had a large increase in new customers consistently over the past 3 years. People have decided to eat healthier foods and wanting to know exactly where their food comes from. I have also been offered a business opportunity from a major heirloom seed company to grow seed stock for them on my farm. This will require several acres in addition to what I farm now due to cross-pollination prevention. This seed-growing contract pays very well and it gives me the financial gain that I need to expand, but without heavier machinery, I will not be able to do the job. The same seed company is selling my family heirloom garlic starting 2021 growing season as well, so I have the resources in place to make money. I just need capital funds now to be prepared for next growing season. 2021 can easily triple the profit dollars I had in this 2020 season if I can get started for it.

Who is your biggest inspiration?

My biggest inspiration is tradition and being able to pass down farming skills to my children in hopes they will want to take over when I retire. Traditions are very important to me and so many have been lost due to younger generations not having any interest in learning the skills that were at one time necessary to live. My children know how to bust firewood, grow produce, cut flowers, how to grow & harvest sugar cane, make syrup, raise cattle, hogs, poultry, and ultimately, how to treat people with respect and show thanks. Farming is the heart of all these things, and a tradition I have made a business out of that will one day bring Apple Valley into being a household name nationwide.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction $10,000
Mainvest Compensation $1,200

Equipment $5,000

Signage & Marketing $3,800

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$45,000	$49,500	$52,965	$55,613	$57,281
Cost of Goods Sold	$800	$880	$941	$988	$1,017
Gross Profit	$44,200	$48,620	$52,024	$54,625	$56,264

EXPENSES

Utilities	$420	$430	$440	$451	$462
Salaries	$9,600	$10,560	$11,299	$11,863	$12,218
Insurance	$900	$922	$945	$968	$992
Operating Profit	$33,280	$36,708	$39,340	$41,343	$42,592

This information is provided by Apple Valley Farm. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

Investment Round Status

$20,000

TARGET

$35,000

MAXIMUM

This investment round closes on February 24, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Jamie Sheree Edwards

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 10%-17.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Apple Valley Farm's fundraising. However, Apple Valley Farm may require additional funds from alternate sources at a later date.

Financial liquidity

Apple Valley Farm has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Apple Valley Farm expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Changes in Economic Conditions Could Hurt Apple Valley Farm

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Apple Valley Farm's financial performance or ability to continue to operate. In the event Apple Valley Farm ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

The Company Might Need More Capital

Apple Valley Farm might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Apple Valley Farm is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Limited Services

Apple Valley Farm operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Apple Valley Farm's management or vote on and/or influence any managerial decisions regarding Apple Valley Farm. Furthermore, if the founders or other key personnel of Apple Valley Farm were to leave Apple Valley Farm or become unable to work, Apple Valley Farm (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Apple Valley Farm and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Apple Valley Farm is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Apple Valley Farm nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Apple Valley Farm will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Apple Valley Farm is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Apple Valley Farm will carry some insurance, Apple Valley Farm may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Apple Valley Farm could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Apple Valley Farm needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Apple Valley Farm is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Apple Valley Farm fails to generate enough revenue, you could lose some or all of your money.

Subordination

The Notes shall be subordinated to all indebtedness of Apple Valley Farm to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Apple Valley Farm. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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